

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2012

Via E-mail
Mr. Richard J. Carbone
Executive Vice President and Chief Financial Officer
Prudential Financial, Inc.
751 Broad Street
Newark, New Jersey 07102

    **Re:    Prudential Financial, Inc.**
             **Form 10-K for Fiscal Year Ended December 31, 2011**
             **Filed February 24, 2012**
             **Form 10-Q for the Quarterly Period Ended March 31, 2012**
             **Filed May 4, 2012**
             **File No. 001-16707**

Dear Mr. Carbone:

      We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

      After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Executive Summary
Industry Trends, page 83

1.  You state that the low interest rate environment has impacted the profitability of certain products you offer and returns on your investments. Please provide us

proposed disclosure to be included, in MD&A, in future periodic reports that discloses the expected effects of this known trend or uncertainty on your future financial position, results of operations and cash flows. To the extent that information about the amount you expect to have to reinvest new cash flows or to reinvest at lower rates, or information about the amount of products you are committed at guaranteed rates is necessary to understand these effects, please include these amounts and their effects in your proposed disclosure to the extent known.

Results of Operations for Financial Services Businesses by Segment
Individual Annuities, page 107

2.  On page 115 you disclose that the fair value of the living benefit embedded derivative liability was $8.3 billion less a cumulative adjustment for NPR of $5.5 billion for a net amount of $2.8 billion.  On page 116 you disclose that you recognized a net benefit from changes in the embedded derivative liability and hedge positions of $3.0 billion in 2011 and $37 million in 2010. These amounts included favorable NPR adjustments of $4.8 billion and $412 million, respectively.  You explain these NPR adjustments as due to changes in the base of embedded derivative liabilities and credit spreads. However, the magnitude of these adjustments does not seem reasonable in relation to the gross amount of the embedded derivative. Please demonstrate to us how changes in the base of embedded derivative liabilities and credit spreads could produce such significant changes in your NPR adjustment and why the cumulative amount reduces the gross amount by approximately 66% in 2011. Also, please provide us proposed disclosure to be included, in MD&A, in future periodic reports that shows the sensitivity of your operating results to reasonably likely future changes in your credit spreads as it pertains to these embedded derivatives.

Notes to Consolidated Financial Statements

10. Policyholders' Liabilities, page 324

3.  Your premium deficiency reserve amounted to $2.4 billion at December 31, 2011, of which $1.4 billion "related to net unrealized gains on securities classified as available for sale" and $2.0 billion at December 31, 2010, of which $932 million "related to net unrealized gains on securities classified as available for sale," as described on page 192.  Please explain to us how unrealized gains relate to the premium deficiency reserve and how all of these amounts were recognized in your financial statements.

19. Income taxes, page 369

4.  Please tell us the key factors that support your assertion that your foreign earnings will be permanently reinvested in Japan, certain operations in India, Germany and Taiwan.

5.  Provide us proposed disclosure to be included in MD&A for future periodic reports that explains why the effective rate for taxes on your foreign earnings decreased from 34.7% in 2010 to 23% in 2011.

23. Commitments and Guarantees, Contingent Liabilities and Litigation and Regulatory Matters
Litigation and Regulatory Matters, page 418

6.  You state that your litigation and regulatory matters are subject to many uncertainties, and given their complexity and scope, their outcome cannot be predicted.  We do not believe that this disclosure meets the requirements of ASC 450-20-50-3 and 50-4.  Please provide us proposed disclosure to be included in future periodic filings that complies with the requirements of the aforementioned ASC.

Form 10-Q for the Period Ended March 31, 2012
Item 2.  Management's Discussion and Analysis of Financial Condition and Results of Operations
Application of Critical Accounting Estimates, page 124

7.  You state that in the first quarter of 2012, you revised the treatment of the results of the living benefits hedging program in your best estimate of total gross profits used to calculate the amortization of deferred policy acquisition costs and deferred sales inducements associated with certain of the variable annuity contracts of your Individual Annuities segment.  Please provide us proposed disclosure to be included in future periodic filings that quantifies the impact of this change on your operating results.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

         In responding to our comments, please provide a written statement from the company acknowledging that:
   - the company is responsible for the adequacy and accuracy of the disclosure in the filings;
   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Joel Parker, Accounting Branch Chief, at (202) 551-3651, if you have any questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief
Accountant